FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 26, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MATERIAL FACT

BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in compliance with Article 157, §4º, of Law No. 6.404/76 and in accordance with Instruction CVM No. 358, as of January 3, 2002, informs its shareholders and the market in general, that the Company’s Board of Director, on the date hereof, approved the Company’s share buyback program (“Share Buyback Program”) under the following conditions:

•         The Goal of the Company with the Share Buy Back Program: is to acquire the shares to maintain them in treasury, cancel or to later sell them in the market as well as to  comply with the obligations assumed by the Company under the Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2018 and under the Restricted Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015, altered in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April, 26, 2017, in the Company’s Extraordinary Shareholders’ Meeting dated as of May 25, 2018 and in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 29, 2019;

•         Maximum quantity of shares to be purchased: up to 7,500,000 (seven million and five hundred thousand) common shares;

•         Quantity of free float shares, in accordance with the definition provided under Article 8, §3 of Instruction CVM No. 567/2015: 802,179,773 common shares (based on the shareholding position as of March 26, 2020);

•         Quantity of shares held in treasury on the date hereof: 713,446 common shares (based on the shareholding position as of March 26, 2020);

•         The Company understands that the acquisition of its own shares will not impact its shareholding composition nor its administrative structure;

•         The shares acquired under the Share Buyback Program will be used for the implementation of Stock Option Plan and the Restricted Stock Option Plan. In case they are not used for this purpose, the shares may be later cancelled or once again sold in the market;

•         Term for the acquisition of the Company’s shares under the Share Buyback Program: 12 months, starting from March 27, 2020 and ending on March 26, 2021. The Executive Board will define the dates on which the buyback will be effectively executed;

•         The financial institution that will act as intermediary is: BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, CNPJ 61.855.045/0034-09, Avenida Brigadeiro Faria Lima, 3950, 11º Andar, São Paulo – SP / CEP: 04534-011;

•         The acquisitions under the Share Buyback Program will be supported by the Company’s capital reserve, as provided in the Company’s financial statements relating to the fiscal year ending on December 31, 2019, corresponding to R$192,845,436.04;

•         The members of the Board of Directors understand that the Company’s current financial situation is compatible with the implementation of the Share Buyback Program under the approved conditions and consider that the buyback of shares will not harm the obligations assumed before the Company’s creditors. This conclusion results from the evaluation of the potential financial amounts to be deployed in the Share Buy Back Program when compared with (i) the level of obligations assumed before its creditors, as the Company has payment capacity to comply with its financial obligations; and (ii) the amount available in cash, cash equivalents and financial investments.

São Paulo, March 26 de 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer